

02005545

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 19 2002

SEC FILE NUMBER
8-36184

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1,2001 (MM/DD/YY) AND ENDING DECEMBER 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BRENT CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 TOBEY COURT
(No. and Street)

ROCHESTER, NEW YORK 14534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

IRVING A BRENT (585)586-2620
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL TISS, CPA
(Name — *if individual, state last, first, middle name*)

47 GLAZER DRIVE (Address) ROCHESTER (City) NEW YORK (State) 14625 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

(a.)

OATH OR AFFIRMATION

I, IRVING A BRENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRENT CAPITAL CORPORATION, as of DECEMBER 31, 19X 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUE BRENT
Notary Public, State of N.Y.. Monroe County
Commission Expires ~~March~~ 30, ~~19~~ april 2003

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Cash Flow Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL TISS CPA.
47 GLAZER DRIVE
ROCHESTER, NEW YORK 14625 (585) 218-0153

The Board of Directors
Brent Capital Corporation
29 Tobey Court
Pittsford, New York 14534

The Accompanying statement of financial condition as of December 31,2001 and the related statements of computation of net capital, computation of basic net capital requirement, statement of income, statement of changes in ownership equity, and statement of cash flow for the year ended December 31,2001 have been prepared by me.

In my opinion, the accompanying financial statements present fairly the financial condition of Brent Capital Corporation as of December 31,2001 and the results of its operations for the year then ended in accordance with generally accepted accounting principles applied in conformity with those of the preceeding year.

Rochester, New York
JANAUARY 26,2001



b.

BRENT CAPITAL CORPORATION
Statement of Financial Condition
December 31, 2001

ASSETS

Current Assets:			
Cash in Bank		$ 6091.	
Commissions Receivable		2949.	
Total Current Assets			$ 9040.

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:			
Commissions Payable		$ 2654.	
Note Payable Shareholder		24.	
Total Current Liabilities			$ 2678.
Shareholder's Equity:			
Capital Stock		$ 10,000.	
Retained Earnings "C" Corp	$ 365.		
Retained Earnings "S" Corp	(4003.)		
Total Retained Earnings		(3,638.)	
Total Shareholder's Equity			6362.
Total Liabilities and Shareholder;s Equity			$ 9040.

BRENT CAPITAL CORPORATION
Statement of Income and Retained Earnings
For the Year Ended December 31,2001

Income:		
Commissions from sale of investments		$ 175,158.
Fees for Account Supervision		175.
Total Income		$ 175,333.
Expenses:		
Commissions paid to brockers	$ 136,396.	
Professional Fees	550.	
Regulatory Fees and Expenses	1,224.	
Insurance	460.	
Bank Charges	136.	
Total Expenses		138,766.
Net Profit before Shareholder's Salaries		36,567.
Shareholder's Salaries		38,000.
Net Loss Before Taxes		(1,433.)
NYS Franchise Tax		125.
Net Loss for the Year		(1,558.)
Retained Earnings, Beginning of Year		(2,080.)
Retained Earnings, December 31, 2001		$(3,638.)

BRENT CAPITAL CORPORATION
Statement of Changes in Financial Position
For the Year Ended December 31, 2001

Working Capital used For:

Net Loss from Operations		$(1,558.)
Decrease in Working Capital		$(1,558.)

Increase (Decrease) in Components of Working Capital

Net Changes in Current Assets:		
Cash in Bank	$(1,577.)	
Commissions Receivable	1,435.	
Prepaid Expenses	(125.)	$(267.)
Net Changes in Current Liabilities		
Commissions Payable		(1,291.)
Decrease in Working Capital		$(1,558.)

(d.)

BRENT CAPITAL CORPORATION

Statement of Changes in Stockholder;s Equity

For the Year Ended December 31, 2001

Ownership Equity - Beginning		
Capital Stock	$ 10,000.	
Retained Earnings	(2,080.)	
Total Ownership Equity Beginning		$ 7,920.
Decrease in Ownership Equity		
Net Loss for the Year		(1,558.)
Ownership Equity - Ending		$ 6,362.

(e.)

BRENT CAPITAL CORPORATION

Statement of Changes in Liabilities Subordinated to Claims of Creditors

December 31, 2001

Brent Capital Corporation does not have any liabilities subordinated to claims of creditors.

BRENT CAPITAL CORPORATION
Net Capital Compution
December 31, 2001

Total Assets	$ 9,040.
Total Liabilities	2,678.
Net Worth	$ 6,362.
Subordinated Indebtness	0.
Non Liquid Assets	0.
Reserve on Inventory-Haircuts	0.
Net Capital as Computed	$ 6,362.

BRENT CAPITAL CORPORATION

Computation of Determination of Reserve Requirements

December 31, 2001

Brent Capital Corporation is exempt from this determination as shown on the regular Focus Reports to the NASD - Focus Report Part 11A

h.

Information Relating to the Possession of Control Requirements Under Rule 15c3-3

Brent Capital Corporation does not have possession nor is it in any way having control over items under rule 15c3-3

i.

Reconiliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

Brent Capital corporation dose not consolidate any statements of Financial Condition

k.

Report describing any material inadequicies found to exist or found to have existed since the date of the previous audit,

There are no material inadequecies found to exist or to have existed since the date of the previous audit. The Company maintains its books and records on the accrual basis of accounting and during the audit period the Company submitted financial data on Focus reports- Part 11a on such basis.

n.

BRENT CAPITAL CORPORATION
DECEMBER 31, 2001

Reconciliation of Audited Computation of Net Worth

Common Stock outstanding			$ 10,000.
Net profits (losses) since inception of corporation			
Fisal Year Ended	2/28/86	$(250.)	
	2/28/87	(1,432.)	
	2/29/88	103.	
	2/28/89	1,944.	
Ten Months	12/31/89	(906.)	
Calender Year Ended	12/31/90	650.	
	12/31/91	841.	
	12/31/92	(1,456.)	
	12/31/93	424.	
	12/31/94	(12.)	
	12/31/95	(418.)	
	12/31/96	93.	
	12/31/97	2,050.	
	12/31/98	(3,345.)	
	12/31/99	(2,081.)	
	12/31/00	1,714.	
	12/31/01	(1,558.)	
Total			$(3,638.)
Audited computation of Net Capital before subtraction on nonallowable assets			$ 6,362.
Nonallowable assets			-0-
Audited Computation of Net Capital			$ 6,362.

BRENT CAPITAL CORPORATION

Statement of Cash Flow

For the Year Ended December 31, 2001

Beginning Capital, January 1, 2001			$ 7,668.
Cash received during the year:			
Commissions	$ 173,723.		
Fees	175.		
Total Cash Reveived		$ 173,898.	
Cash expenses during the year:			
Shareholder's Draw	$ 38,000.		
Commissions Paid	135,105.		
Fees	1,224.		
Legal and Professional Fees	550.		
Insurance	470.		
Bank Charges	136.		
Total Cash Expended		175,475.	
Total cash expended in excess of cash received			1,577.
Ending Cash, December 31, 2001			$ 6,091.

(o.)